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SEC Mail Processing Section

DEC 31 2015

Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/14 (MM/DD/YY) AND ENDING 10/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Private Client Wealth LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Tripodi (856)470-6164
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Frank Tripodi swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Private Client Wealth LLC, as of October 31 20 15 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President and CFO

Title

Notary Public

SHANTELL SHALIEK COX
Notary Public
State of New Jersey
My Commission Expires Jul 11, 2017

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036
Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors of TD Private Client Wealth LLC

We have audited the accompanying statement of financial condition of TD Private Client Wealth LLC (the Company) as of October 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Private Client Wealth LLC at October 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

December 18, 2015

TD Private Client Wealth LLC

Statement of Financial Condition

October 31, 2015

Assets		
Cash	$	6,945,381
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		250,000
Cash and cash equivalents		7,195,381
Receivables from affiliates		140,367
Other assets		297,263
Total assets	$	7,633,011
Liabilities and member's equity		
Liabilities:		
Unearned revenue	$	1,217,213
Payable to asset managers		420,901
Other payables		90,000
Total liabilities		1,728,114
Member's equity		5,904,897
Total liabilities and member's equity	$	7,633,011

See accompanying notes.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2015

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

TD Private Client Wealth LLC ("the Company") is a direct subsidiary of TD Bank N.A. ("the Parent"), which is a wholly-owned subsidiary of TD Bank US Holding Company ("TDBUSH"). TDBUSH is an indirect subsidiary of The Toronto–Dominion Bank.

The Company is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment advisor engaged principally in the provision of investment advisory services and products to high-net-worth clients and institutions. This includes the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities through its brokerage platform and the provision of managed investment accounts. The Company is licensed to engage in investment advisor activity and broker-dealer activity throughout the United States. The Company is registered with the Financial Industry Regulatory Authority ("FINRA").

Pershing LLC acts as the clearing agent for the Company's trading activity.

Except as otherwise provided by the Delaware Limited Liability Company Act, and by applicable case law, a member of a Delaware limited liability company is generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholder, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Certain U.S. GAAP policies, which significantly affect the determination of financial position, are summarized below.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

In preparing the statement of financial condition in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the statement of financial condition. Actual results could differ from those estimates.

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash deposited with clearing organizations have an original maturity of three months or less. Cash on deposit with clearing organizations represent those amounts required under the Company's clearing agreement with Pershing LLC.

Unearned Revenue

Investment advisory fees related to client-managed account holdings are received quarterly in advance based on the average market value of the client asset holdings as of the end of the previous quarter. Fees related to new accounts opened during a quarter are captured through a monthly process and are billed in advance and amortized over the remainder of the current quarter. Fees received but not yet earned amounted to $1,217,213 and are included in Unearned revenue on the statement of financial condition at October 31, 2015.

Payable to Asset Managers

The Company receives funds from client billings which includes a portion due to asset managers. These funds are received quarterly in advance and are paid to asset managers when earned.

Income Taxes

The Company, including its Parent, and its affiliates file a consolidated TDBUSH federal income tax return. Pursuant to a tax-sharing arrangement, TDBUSH arranges for the payment of federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDBUSH based upon its proportionate share of the group's federal, state, and local tax liability. The Company is treated as a disregarded entity for U.S. tax purposes.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the statement of financial condition. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities in the period in which the change was enacted. A deferred tax valuation allowance is established when, in the judgment of management, it is more-likely-than-not that all or a portion of deferred tax assets will not be realized.

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination.

2. Income Taxes

The Company's Receivables from affiliates of $140,367 at October 31, 2015, represents federal, state, and local taxes receivable from the Parent since the Company does not file any returns on a stand-alone basis.

The Company determines uncertain tax positions by prescribing a more-likely-than-not recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosure on tax reserves. At October 31, 2015, the Company had no uncertain tax positions which would affect the effective tax rate if recognized. The Company does not expect a change in the unrecognized benefits in the next 12 months.

During the year ended October 31, 2015, the Company did not accrue for the payment of interest and penalties.

The Company operates in the United States and federal tax return years 2007-2012 are currently under examination. Years prior to 2007 are not subject to examination and tax year 2013 remains open to examination. The state and local jurisdictions of New York City in 2009-2010 and Massachusetts in 2010-2011 are currently under examination. The Company is no longer subject to state and local examination by material tax authorities for tax years prior to 2009. The Company also has open tax years for the following periods 2010-2013 for jurisdictions deemed to be immaterial.

3. Related Party Transactions

The Company has entered into a services agreement with its Parent for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and benefit expense, general office expense and travel expense. Also, costs related to the provision of support services such as finance and accounting support, human resources support, risk management support, compliance support, legal support, and general management oversight of the Company are identified and allocated to the Company. The Parent also provides services such as the payments of direct expenses which are reimbursed by the Company. There were no amounts due to the Parent at October 31, 2015.

The Company maintains a demand deposit bank account with the Parent. The Company did not use the account during the year and did not have a balance on deposit with the Parent at October 31, 2015.

3. Related Party Transactions (continued)

The Company has also entered into agreements with The Toronto-Dominion Bank related to the provision of services related to the business of the Company. The agreements provide for The Toronto-Dominion

Bank to provide services related to the development and management of the Company's investment product offering. There were no amounts due to the Toronto-Dominion Bank at October 31, 2015.

4. Contingencies

Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the SEC, FINRA, and others regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisers. Legal and regulatory proceedings in which the Company is a defendant or respondent may arise in the normal course of business.

5. Regulatory and Net Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, may not exceed 15 to 1.

Advances to the parent and its affiliates, repayment of liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provision of the Net Capital Rule of the SEC.

5. Regulatory and Net Capital Requirements (continued)

	October 31, 2015
Minimum net capital requirement	$ 115,208
Net capital	5,467,252
Excess net capital	$ 5,352,044
Aggregate indebtedness:	
Items included in the statement of financial condition:	
Unearned revenue	$ 1,217,213
Payable to asset managers	420,901
Other payables	90,000
Total aggregate indebtedness	$ 1,728,114
Ratio of aggregate indebtedness to net capital	.3161 to 1

6. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the statement of financial condition were issued.